EXHIBIT 99.1

First Mining Initiates Provincial Environmental Assessment Process for Its Springpole Gold Project

VANCOUVER, British Columbia, April 23, 2018 (GLOBE NEWSWIRE) -- First Mining Gold Corp. (TSX:FF) (OTCQX:FFMGF) (FRANKFURT:FMG) (“First Mining” or the “Company”) is pleased to announce that it has entered into a Voluntary Agreement (“VA”) with the Ministry of the Environment and Climate Change in Ontario (the “MOECC”) to complete certain requirements under the Ontario Environmental Assessment Act (the “EAA”).  This marks the commencement of a Provincial Individual Environmental Assessment (“Provincial EA”) for the Company’s Springpole Gold Project (“Springpole” or the “Project”), located in northwestern Ontario.

Jeff Swinoga, President & Chief Executive Officer of First Mining, stated “We believe Springpole has the potential to become one of Canada’s largest producing gold mines.  With permitting for an access road to the Project site now well underway and having already commenced the Federal Environmental Assessment process, we are very pleased to initiate the Provincial Environmental Assessment process in Ontario.  Both EAs can now progress simultaneously.  These two EA processes mark the first major steps toward permitting Springpole.  Our very experienced team, with our values-based culture, looks forward to working diligently and respectfully with all Indigenous and other stakeholders throughout the Federal and Provincial EA processes.”

First Mining will now prepare the Provincial EA to satisfy the EAA requirements for all components of the Project that are subject to the EAA under the VA.  The first step of the process is to prepare the Terms of Reference (“ToR”) for the Provincial EA for Springpole.  The ToR will describe the scope of the EA and how First Mining intends to undertake all aspects of the Provincial EA, including consultation efforts with Indigenous communities and all other stakeholders.

If approved by the MOECC, the ToR will set out First Mining’s framework and work plan for addressing the EAA requirements including the alternatives that will be considered, the environmental aspects that could be impacted by the Project, and the Indigenous and other stakeholder consultation activities that will be carried out during the process.

As previously announced by the Company on March 7, 2018, First Mining commenced the Federal EA process last month when its Project Description for Springpole was submitted to, and subsequently accepted by, the Canadian Environmental Assessment Agency (the “Agency”).  The Agency has posted a summary of the Project Description on the Canadian Environmental Assessment Registry Internet Site (“CEARIS”) at http://www.ceaa.gc.ca/050/document-eng.cfm?document=121863.  The Agency has determined that a Federal EA is required for Springpole, and has issued a “Notice of Determination” on the Registry site.  The Agency will now prepare draft Environmental Impact Statement Guidelines (“EIS Guidelines”) for the Project and post these for public comment.  Final EIS Guidelines will be issued following the expiry of the public comment period.

First Mining will continue to work with both the Agency and the MOECC to refine, as appropriate, a path forward to address both Federal and Provincial EA requirements, which will align with the Federal EIS Guidelines (once these have been approved by the Agency) and the Provincial ToR (once these have been approved by the MOECC).  In addition, the Company plans to make every reasonable attempt to coordinate key milestone consultation activities and maximize opportunities for Indigenous groups and all other stakeholders to be effectively engaged.  The Company expects to coordinate the submission of Federal and Provincial EIS/EA reports to the extent possible and practical in order to minimize duplication and increase efficiency during the two EA processes.

ABOUT FIRST MINING GOLD CORP.

First Mining Gold Corp. is an emerging development company with a diversified portfolio of gold projects in North America. Having assembled a large resource base of 7 million ounces of gold in the Measured and Indicated categories and 5 million ounces of gold in the Inferred category in mining friendly jurisdictions of eastern Canada, First Mining is now focused on advancing its assets towards production. The Company currently holds a portfolio of 25 mineral assets in Canada, Mexico and the United States with a focus on gold.

For further information, please contact:

Derek Iwanaka
Vice President Investor Relations
Toll-Free: 1-844-306-8827
Email: info@firstmininggold.com
Website: www.firstmininggold.com

ON BEHALF OF FIRST MINING GOLD CORP.

“Keith Neumeyer”

Keith Neumeyer
Chairman

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995.  These forward-looking statements are made as of the date of this news release.  Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the issuance by the Agency of the EIS Guidelines after the completion of the Review Period; (ii) the commencement of the federal EA process; (iii) the Springpole Project being posted on CEARIS and the availability of EA-related documents on such site; (iv) continued consultation efforts with Indigenous communities, and with local municipalities, government agencies and non-governmental organizations, and the outcome of such consultation efforts; and (v) the preparation of ToR for a provincial EA and their submission to MOECC.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them.  The most significant assumptions are set forth above, but generally these assumptions include: (i) the successful completion of the federal and provincial EA processes; (ii) the success of consultations with Indigenous communities, and with local municipalities, government agencies and non-governmental organizations; and (iii) no material issues being raised during the permitting phase of the Springpole Project.  Although the Company’s management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience.  We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.  These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: (i) risks relating to any material issues that may be identified during the federal or provincial EA process; (ii) risks relating to consultation efforts with various stakeholders; (iii) general risks related to permitting activities; (iv) developments in world metals markets; (v) risks relating to fluctuations in the Canadian dollar relative to the US dollar; (vi) management’s discretion to refocus the Company’s exploration efforts and/or alter the Company’s short and long term business plans; and (vii) the additional risks described in First Mining's Annual Information Form for the year ended December 31, 2016 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in First Mining’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC”), and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”.  Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable.  Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.